Exhibit 99.2

The Generation Essentials Group

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We _________________________________________________________________________________________

Please Print Name(s)

of ____________________________________________________________________________________________

Please Print Address(es)

being (a) shareholder(s) of the Company with ____________ Class A ordinary shares and/or ____________ Class B ordinary shares respectively hereby appoint

_____________________________________ of __________________________________________________

or failing him/her

_____________________________________ of __________________________________________________

or failing him/her the duly appointed chairman of the EGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held at 9:00 a.m. (Eastern Standard Time) on December 7, 2026, as a hybrid meeting with a physical meeting located at 66 Rue Jean-Jacques Rousseau, 75001 Paris, France and virtual attendance and participation by members and/or proxies via the internet at https://www.cstproxy.com/thegenerationessentials/2026 and at any adjournment of the EGM. My proxy is instructed to vote on a poll on the resolution in respect of the matters specified in the Notice of the EGM as indicated below, or if no such indication is given, as my/our proxy thinks fit and in respect of any other business that may properly come before the EGM and/or at any adjournment or postponement thereof:

Resolution		For	Against	Abstain
1.	To approve the proposed consolidation of every fifteen (15) issued and unissued existing shares each in the share capital of the Company into one (1) consolidated share each in the share capital of the Company, and to authorise the directors of the Company to settle as they consider expedient any difficulty which arises in relation to the share consolidation.*

*	The description of each resolution herein is by way of summary only. Full text of the relevant resolutions is set out in the notice convening the EGM.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain in, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.

Signed: _______________________________

Name:   _______________________________

Date:     _______________________________

In the case of joint holders the
senior holder (see note 4 below) should sign.
Please provide the names of all other
joint holders: _____________________________

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR VIRTUALLY OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2.	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolution to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or virtually or completes and returns this form appointing a specific proxy.

3.	Whether or not you propose to attend the EGM in person or virtually, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) at the offices of Continental Stock Transfer & Trust Company, at One State Street Plaza, 30th Floor, New York, New York 10004, or send copies of the foregoing by email to proxy@continentalstock.com, as soon as possible and in any event not later than 11:59 p.m. (Eastern Standard Time) on December 4, 2026. Returning this completed form of proxy will not preclude you from attending the EGM and voting in person or virtually if you so wish.

4.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

7.	Any alterations made to this form must be initialled by you.

8.	Voting at the EGM will be decided by way of a poll and not by way of a show of hands.